SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH February, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM Airlines Expands OnAir In-flight Connectivity

Fleet of 26 aircraft to be equipped in response to passenger demand

São Paulo, February 1st, 2011 – We have expanded our contract with OnAir, the in-flight connectivity service provider, to equip a range of single-aisle aircraft this year. Following a successful pilot project, we will install OnAir’s on-board connectivity system in 26 aircrafts, allowing passengers to telephone, text, and browse the Internet using their own BlackBerry’s or Smartphones.

The connected aircraft are expected to start flying in the second half of this year. We will set up a dedicated production line to install the system on the Airbus A319, A320, and A321 aircraft at its Technological Center in São Carlos, State of São Paulo. All the aircraft operate domestic routes and will fly to most of the 45 destinations covered by TAM in Brazil.

We are the first airline in the Americas to offer on-board mobile phone services. Since October 2010, one Airbus A321 – operating between São Paulo/Guarulhos, Recife, Natal, Fortaleza, Salvador and Porto Alegre – has been equipped with the OnAir system. The service, based on Inmarsat SwiftBroadband, allows passengers to connect to a cellular network from their personal GSM handsets.

Globally, the system has already proven itself on more than 150,000 flights to 356 cities, connecting passengers in 83 countries with roaming agreement with more than 250 mobile network operators.

The service allows as many as eight passengers to make and receive calls simultaneously on a flight, with no limits on data and text messaging. Mobile phones work in exactly the same way as in international roaming and can be activated as soon as the aircraft reaches an altitude of 4,000 metres (13,000 feet). Passengers can also use their Smartphones or BlackBerrys onboard to access e-mails or surf the Internet. Usage is charged directly by the mobile network provider to the passenger's phone bill. Rates are set by his or her usual provider.

The system provides complete aircraft safety by preventing any interference between mobile phone signals, mobile infrastructures on the ground and the aircraft’s commands. If necessary, the OnAir system can be turned off by the aircraft’s crew at any time. During takeoffs and landings passengers will be instructed to switch off their electronic devices.

We received technical approval from the Brazilian National Agency of Civil Aviation (ANAC) and OnAir has received the authorisation to operate the service by the Brazilian National Telecommunications Agency (Anatel). The system has also been certified by the European Aviation Safety Agency (EASA) and its use was recently approved by the European Union.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)

Líbano Miranda Barroso (CEO TAM Airlines and Investor Relations Director TAM S.A)

Jorge Bonduki Helito (IR Manager)

Marcus Vinicius Rojo Rodrigues (IR)

Suzana Michelin Ramos (IR)

Tel.: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ir

Press Agency Contact:

Phone.: (55) (11) 5582-9748/7441/7442/8795

Cel. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 45 cities in Brazil and 18 cities in South America, the United States and Europe. Through agreements with companies in Brazil and abroad, our network encompasses a further 89 airports in Brazil and 87 international destinations, including Asia. We are Brazil's leading airline, with market share of 43.3% in December 2010, and is also the country's leading player among Brazilian airlines that operate international routes, with 84.6% market share in December. With the largest passenger aircraft fleet in the country (151 planes), we offer customer service marked by our Spirit to Serve and seeks to make air travel more accessible to the general public. We were the first Brazilian airline to offer a loyalty program, TAM Fidelidade, which has already issued 12 million tickets in exchange for points and is part of the Multiplus network, which today has 7.6 million members. Member of Star Alliance – the world's largest airline alliance – since May 2010, we are part of a network with 1,160 destinations in 181 countries.

Forward-looking statements:

This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 01, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.